Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated October 5, 2004)	Registration No. 333-118922

ADVANCED MEDICAL OPTICS, INC.

$350,000,000

2.50% Convertible Senior Subordinated Notes due 2024

and

Shares of Common Stock Issuable Upon Conversion of the Notes

_________________

This prospectus supplement supplements the prospectus dated October 5, 2004, as supplemented by prospectus supplements dated October 19, 2004, November 4, 2004, November 10, 2004, December 13, 2004, January 11, 2005, February 7, 2005, March 18, 2005, April 20, 2005, May 24, 2005, July 28, 2005 and October 14, 2005 relating to the resale by certain of our securityholders of up to $350,000,000 aggregate principal amount at maturity of our 2.50% Convertible Senior Subordinated Notes due 2024 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Effective December 15, 2004, as permitted by the indenture governing the notes, we made an irrevocable election to satisfy in cash our conversion obligation with respect to the principal amount of any notes converted after December 15, 2004, with any remaining amount of the conversion obligation to be satisfied in shares of common stock, in each case, calculated as set forth in the indenture.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Name of Selling Securityholder	Aggregate Principal Amount of Notes That May Be Sold	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock That May Be Sold(1)	Percentage of Common Stock Outstanding (1)
Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio(2)	$4,559,000(3)	1.3%	(1)	(1)

(1)

As a result of our irrevocable election to satisfy in cash our conversion obligation with respect to the principal amount of any notes converted after December 15, 2004, on conversion, each holder will receive (A) a cash amount equal to the aggregate principal amount of the notes to be converted, and (B) a number of shares of common stock equal to (i) the aggregate principal amount of notes to be converted divided by 1,000 and multiplied by (ii)(a) the conversion rate then in effect minus (b) $1,000 divided by the applicable stock price (as defined in the prospectus and the indenture). The initial conversion rate of the notes is 19.9045 shares of common stock per $1,000 principal amount at maturity of the notes, subject to adjustment as described in the prospectus and the indenture.

(2)

Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(3)	Does not include an additional $3,250,000 aggregate principal amount of notes previously acquired by such selling securityholder in a public resale.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 13.

________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________

The date of this prospectus supplement is November 16, 2005

2